CORRESPONDENCE

GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

November 13, 2014

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2013 (the “2013 Form 10-K”)

Filed December 23, 2013

Response dated October 23, 2014

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the November 5, 2014 comment letter from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the subject filing. The November 5 letter related to the Company’s response letter dated October 23, 2014 (the “Response Letter”).

For convenience, each comment contained in the November 5 letter is repeated below (in italics) followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the November 5 letter.

Item 8. Financial Statements and Supplementary Data, page 44

Note 6 – Goodwill and Other Intangible Assets, page 60

1.	We note the additional disclosure you intended to include in the future filings in response to comment 15 in our letter dated September 15, 2014. However, neither your response nor your draft disclosure addressed whether any of your reporting units were aggregated for purposes of testing goodwill for impairment during the most recent annual impairment test. In this regard, we note that you are testing goodwill allocated to the Rigid Industrial Packaging and Services reportable segment at the operating segment level. In your most recent conference call held by management and included as exhibit 99.2 to the August 29, 2014 Form 8-K, there appears to be diversity in operating results for the various regions comprising the two operating segments. Further, it does appear as though financial results at the component level (i.e., United States, Europe, China, rest of Asia-Pacific, Latin America, et cetera) are available. Please advise and address whether additional disclosure should be provided in your footnote disclosure and/or critical accounting policies section of MD&A for the identification of your reporting units and level at which goodwill is being tested.

In response to the Staff’s comments, in performing our annual impairment test for goodwill, the Company follows the guidance outlined in ASC 350-20-35, paragraphs 34 and 35, regarding the identification of components of operating segments and the aggregation of two or more components into a single reporting unit when those components are within the same operating segment and share similar economic characteristics from both a qualitative and quantitative perspective. The Rigid Industrial Packaging & Services segment is comprised of two operating segments: Rigid Industrial Packaging & Services – Americas; and Rigid Industrial Packaging & Services Europe, Middle East, Africa, and Asia Pacific. Both of these operating segments are comprised of multiple components which have discrete financial information available that is reviewed by segment management on a regular basis. The Company has evaluated these components and has concluded that they should be aggregated into two reporting units in accordance with ASC 350 because they share similar economic characteristics. These reporting units are the same as the two operating segments. The Company’s assessment of the aggregation includes both qualitative and quantitative factors and is based on the facts and circumstances specific to the components such as the nature of the products and services, production processes, customers, and distribution methods. Accordingly, the Company has conducted its annual goodwill impairment testing at the level of each individual reporting unit.

The Company notes that in comments 1 and 15 of the Response Letter it provided additional disclosures that would have been included in both the Goodwill and Other Intangible Assets section in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2013 Form 10-K and in Note 6 – Goodwill and Other Intangible Assets within the Notes to Consolidated Financial Statements in Item 8 of the 2013 Form 10-K. These additional disclosures separately set forth the amount of goodwill by reporting unit. In accordance with ASC 350, the Company has aggregated components within a single reporting unit, but has not aggregated reporting units for purposes of goodwill impairment testing.

2.	Based on your response to comment 21, it appears net sales attributed to foreign countries in total are material. In future filings, please expand your geographic information to disclose net sales from external customers and assets for the United States and attributed to all foreign countries in total in accordance with ASC 280-10-50-41.

In response to the Staff’s comments, the Company has concluded that only the United States is material in terms of net sales and total properties, plants and equipment based on its consideration of both quantitative and qualitative factors. Therefore, the Company will separately present the United States in accordance with ASC 280-10-50-41 and continue to disclose the aggregation of all immaterial countries by region in order to provide financial statement users additional information to assess the impact of concentrations of risk for the immaterial locations.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at your convenience.

Very truly yours,

GREIF, INC.

By	/s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer

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